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                                                                    EXHIBIT 99.6




SANOFI-SYNTHELABO S.A.

REPORT OF THE STATUTORY AUDITORS ON THE PARENT COMPANY FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003
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     PRICEWATERHOUSECOOPERS AUDIT                 ERNST & YOUNG AUDIT
           32, RUE GUERSANT                       TOUR ERNST & YOUNG
              75017 Paris                        11, ALLEE DE L'ARCHE
   S.A. au capital de EUR. 2 510 460               92400 COURBEVOIE
         672 006 483 RCS Paris             S.A. au capital de EUR.3 044 220
        Commissaire aux Comptes                  344 366 315 RCS Paris
        Membre de la Compagnie                  Commissaire aux Comptes
          Regionale de Paris                    Membre de la Compagnie
                                                  Regionale de Paris




REPORT OF THE STATUTORY AUDITORS ON THE PARENT COMPANY FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003




To the shareholders,
SANOFI-SYNTHELABO S.A.
174, avenue de France
75635 Paris Cedex 13

Ladies, Sirs,

In our capacity as statutory auditors appointed by the general shareholders' meeting, we present below our report for the year ended December 31, 2003 on :

   -  The accompanying annual financial statements of Sanofi-Synthelabo,
   -  The specific procedures and disclosures prescribed by law,

The annual financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


OPINION ON THE FINANCIAL STATEMENTS

   We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement's presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations for the year then ended, in accordance with French accounting principles.

An English translation of the statutory auditors' report issued originally in French has been included solely for the convenience of English speaking readers. The statutory auditors report on the consolidated financial statements includes for the information of the reader explanatory paragraphs discussing the assessment of major accounting policies and significant accounting estimates performed as part of reaching their audit opinion on the parent company financial statements taken as a whole. Such explanatory paragraphs included in "JUSTIFICATION OF OUR APPRECIATIONS" shall be construed in accordance with French law and French auditing professional standards.
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JUSTIFICATION OF OUR APPRECIATIONS

   In accordance with the requirements of Article L.225-235 of French Company Law which took effect this year, we performed the following procedures to enable us to express our opinion on the financial statements taken as a whole.

   The equity investments presented in the balance sheet of your Company were valued in accordance with the principles described in note 1 c) to the financial statements. We have reviewed the elements used in estimating the values at year-end, and, when required, we have verified the computation of the reserves. We have nothing to report on these appreciations, with respect to the methodology used or to the reasonable basis of the valuation retained.

   In 2002 and 2003, the Company implemented share repurchase programs under which the repurchased shares could be either held in treasury, sold, transferred or cancelled. Shares repurchased under these programs presented in the balance sheet under the line "long-term investments" for a net book value of MEuro 1,979 as of December 31, 2003. The Company also has shares for its employee purchase option plans for a net book value of MEuro 613 as of December 31, 2003, which are presented in the balance sheet under the line "Short term investments and deposits". The treasury shares were valued in accordance with the principles described in note 1 c) to the financial statements. We have verified that the accounting principles were correctly applied and the computation of the reserves as of December 31, 2003.

SPECIFIC VERIFICATIONS

   We have also carried out the specific procedures prescribed by French law, in accordance with French professional standards. We have nothing to report with respect to the fairness of information contained in the Director's report and its consistency with the financial statements and other information presented to shareholders concerning the financial position.

   In accordance with French law we have ensured that the required information concerning the purchase of investments and controlling interests and the names and voting rights of the principal shareholders have been properly disclosed to you in the Director's report.


Paris, February 13th 2004



                             The Statutory Auditors


PricewaterhouseCoopers Audit                    Ernst & Young Audit

Jacques Denizeau Jean - Christophe Georgiou     Jean-Claude Lomberget - Valerie Quint


An English translation of the statutory auditors' report issued originally in French has been included solely for the convenience of English speaking readers. The statutory auditors report on the consolidated financial statements includes for the information of the reader explanatory paragraphs discussing the assessment of major accounting policies and significant accounting estimates performed as part of reaching their audit opinion on the parent company financial statements taken as a whole. Such explanatory paragraphs included in "JUSTIFICATION OF OUR APPRECIATIONS" shall be construed in accordance with French law and French auditing professional standards.